Exhibit A-6
American Transmission Company LLC
Balance Sheet
December 31, 2003
(in thousands)
Unaudited

2003

ASSETS

Transmission and General Plant
Property Plant & Equipment	$1,354,377
Less Accumulated Depreciation	(558,267)
796,110
Construction Work in Progress	113,057
Net Transmission and General Plant	909,167

Current Assets
Cash and Cash Equivalents	9,165
Accounts Receivable	22,525
Other Current Assets	1,387
Total Current Assets	33,077

Regulatory and Other Assets
Regulatory Assets	8,512
Other Assets	9,595
Total Regulatory and Other Assets	18,107

Total Assets	$960,351

MEMBERS' EQUITY AND LIABILITIES

Capitalization
Members' Equity	$432,693
Long-term Debt	448,215
Total Capitalization	880,908

Current Liabilities
Accounts Payable	21,821
Accrued Liabilities	28,974
Current Portion of Advances Under Interconnection Agreements	15,797
Total Current & Accrued Liabilities	66,592

Long-term Liabilities	12,851

Total Members' Equity and Liabilities	$960,351